RECEIVED

2007 JUN -5 A 6:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024086

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

May 28, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

dw 6/5

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

Press Release

Stockholm, May 25, 2007

Investor supports combination between NASDAQ and OMX

NASDAQ has announced a public offer to combine NASDAQ and OMX. Investor supports the combination and has entered into an agreement to accept NASDAQ's offer to acquire all outstanding shares in OMX.

Investor owns 12,950,507 shares in OMX representing 10.73% of the capital and votes.

NASDAQ is offering a total consideration of SEK 11.4 billion in cash and 60.6 million new shares in NASDAQ. The offer values OMX at SEK 25.1 billion, or SEK 208* per share.

The offer is designed so that shareholders, for each OMX share held, are being offered 0.502 shares in NASDAQ and SEK 94.30 in cash.

In case NASDAQ offers a so-called mix and match possibility for all shareholders, Investor will commit to accept all shares under certain circumstances. For further information about the transaction, please see separate press release from NASDAQ and OMX.

Investor's agreement with NASDAQ to accept the offer will lapse in certain circumstances, including if:

- The offer of NASDAQ not being declared unconditional on or before December 15, 2007, or if declared unconditional not having reached two-thirds acceptance level, or
- a competing offer is made with a value of at least SEK 220 per share in OMX prior to the offer of NASDAQ being declared unconditional, or
- the value of the offer from NASDAQ in SEK falls below SEK 190 per share for a period of 15 consecutive trading days.

"We believe the combination carries a strong industrial logic and is attractive to the shareholders of OMX. The new NASDAQ OMX Group creates the world's premier exchange and technology company. The combination will provide significant benefits for customers and other stakeholders in both companies," commented Investor's CEO Börje Ekholm in a statement.

* based on a price on May 23, 2007 of USD 33.19 per share in NASDAQ and a USD/SEK rate of SEK 6.843.

For further information:
Oscar Stege Unger, Acting Head of Corporate Communications and
Head of Investor Relations
Phone +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

END